Exhibit 11.1

AHOLD CODE OF PROFESSIONAL CONDUCT AND ETHICS1

1.	Introduction

Trust, respect and high standards:

High standards of professional conduct and ethics are essential for Ahold to achieve its ambitions. We rely on the good judgement of our associates to comply with the law, act with integrity and safeguard the company’s reputation in every situation. Our culture is based on trust, mutual respect and high standards of professional conduct and ethics. This Code of Professional Conduct and Ethics makes explicit our basic expectations of associates and those with whom we do business, including our joint venture partners.

Honest and Ethical Practices:

We conduct our business honestly and ethically, based on principles of fairness, good faith and integrity. We expect the same of all with whom we conduct business.

Global scope:

This Code of Professional Conduct and Ethics refers to Ahold and applies to Ahold, its companies and all associates working at Ahold and its companies, regardless of the contractual basis of their employment. This also applies to independent third parties hired by or acting on behalf of Ahold, in cases where Ahold could be held responsible for their actions. All Ahold associates have an obligation to apply the same high standards of business and personal ethics everywhere in the world.

Benchmark:

This Code of Professional Conduct and Ethics is intended to serve the basic needs of all Ahold companies, including our joint venture partners. Each Ahold company benchmarks – to the extent in place- its own code of conduct against this Code of Professional Conduct and Ethics and, where necessary, expands upon these basic guidelines to address specific local needs. Codes of conduct of each Ahold company are reviewed by the local general counsel and/or chief compliance officer, as applicable.

A copy of this Code of Professional Conduct and Ethics is filed as an exhibit to Ahold’s annual report on Form 20-F and is also posted on Ahold’s website www.ahold.com. Ahold reserves the right to amend or waive these principles at any time for any reason. Any such amendment will be posted on Ahold’s website www.ahold.com. Any waiver of any of the principles contained in this Code of Professional Conduct and Ethics with respect to Ahold’s Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer or Controller or persons performing similar functions either will be disclosed in a Form 6-K report filed with the U.S. Securities and Exchange Commission or will be posted on Ahold’s website www.ahold.com.

Accountability:

Ahold is dedicated to maintaining the highest standards for honest, ethical business conduct. To this end, every associate is required to diligently follow the principles set forth in this Code of Professional Conduct and Ethics in all of their business dealings on behalf of Ahold.

Violations of this Code of Professional Conduct and Ethics could have serious consequences to Ahold and its reputation. As a result, failure by an associate to comply with this Code of Professional Conduct and Ethics will subject the associate to disciplinary action, including possible termination of employment.

2.	Compliance with applicable law

We are committed to conducting its business in accordance with all applicable laws, rules, regulations and administrative practices of the countries and communities where we operate. Associates are to comply with the letter and the spirit of all applicable laws, rules, regulations and administrative practices. No one has the authority to direct or authorize anyone to violate any applicable law, rule, regulation or administrative practice.

1    Code of Professional Conduct and Ethics within the meaning of (i) Section 406 of the Sarbanes-Oxley Act of 2002 and (ii) the Securities and Exchange Commission Proposed Rules under Section 406.

3.	Preventing corruption

Bribing and corrupting public officials are serious crimes and punishable in many countries. They are counter to the free and fair competition to which Ahold is committed. Ahold is seated in the Netherlands. Dutch law regarding the corruption of public officials anywhere in the world has extraterritorial effect. It therefore applies to all Ahold companies and associates world-wide. In addition, as a result of Ahold being a public company in the United States, all Ahold companies and associates world-wide must comply with United States law that prohibits the bribing of public officials. Ahold associates, either directly or indirectly, may not offer, promise, give, demand or accept bribes or other undue advantage to obtain or retain business or other improper advantage to or from anyone for any reason. Ahold associates may not make use of third parties to use subcontracts, purchase orders or consulting agreements as a means of paying bribes to public officials, business relations, or their relatives.

Implementation:

To ensure the effectiveness of this anti-corruption policy, we have:

•	Promoted associate awareness of and compliance with company policies against bribery;
•	Adopted management control systems that address bribery and corrupt practices.

Giving or receiving gifts, gratuities and entertainment

Gifts are often part of doing business. Ahold associates should decline any gifts whose acceptance could raise suspicion of improper influence or conduct. Ahold associates may not give or receive gifts that exceed customary courtesies common under accepted ethical business practice. Gifts or entertainment in exchange for favors or undue consideration must always be rejected.

As a guideline, gifts of more than EUR 50 are inappropriate and should be declined, handled according to local company policy, or referred to the local Compliance Officer. If politely refusing a gift would offend or jeopardize a business relationship, the direct supervisor or local Compliance Officer should be consulted. Ahold associates must follow conventional Ahold expense practices when entertaining a public official. The local standards are set in accordance with the national laws and customs and in the letter and spirit of this Ahold Code of Professional Conduct and Ethics.

When offered or requested to offer entertainment that exceeds the standard local guideline on entertainment or when any doubt exists as to the appearance of impropriety, the direct supervisor or local Compliance Officer must be consulted.

Preventing conflicts of interest

We depend on the continued trust of our customers, suppliers and other stakeholders. Conflicts of interest, or the appearance of such conflicts, undermine Ahold’s good name. A conflict of interest arises in any situation in which Ahold associates use their contacts or position in the company to advance their personal, private business or financial interests, whether or not at the expense of the company.

Ahold associates must avoid any situation that would create a conflict, or appearance of conflict, between their private interests and the interests of Ahold.

Conflicts of interest can take many forms; this Code of Professional Conduct and Ethics cannot specifically address all of them. It is the responsibility of each associate to use his or her judgement, integrity and own ethical standards to prevent conflicts of interest. It is also their responsibility to disclose situations that might be entirely proper but could be potentially perceived as a conflict of interest.

An associate’s direct supervisor or the local Compliance Officer are the appropriate resources for assessing potential conflicts of interest. Each Ahold company implements a management system to address conflicts of interest.

Any associate that becomes aware of any material transaction or relationship that reasonably could be expected to give rise to a conflict of interest should disclose the transaction or relationship to such associate’s direct supervisor or local Compliance Officer.

4.	Avoiding terrorism-related businesses:

To ensure the remuneration of its agents is appropriate and is only for legitimate services, in light of UN Security Council Resolution 1373 (28 September 2001), we will endeavor to avoid entering into business relationships with parties directly or indirectly related to terrorism.

5.	Political contributions:

We support participation by our associates in open and transparent political processes. Ahold associates who participate in local political activities must clearly separate their professional and political interests. Ahold and its associates may not make any improper contribution to candidates for public office, to political parties or other political interests which are not in accordance with the law or which would otherwise have the appearance of being improper. Any decision by Ahold associates to make political contributions will be made freely and voluntarily. Ahold companies may not reimburse associates in any way for political campaign contributions.

6.	Improperly Influencing Audits:

No associate of Ahold shall take any action, or cause any other person acting under the direction of such associate, including, without limitation, customers, vendors, creditors or advisors of Ahold, to take any action, to, directly or indirectly, fraudulently influence, coerce, manipulate, or mislead any accountant engaged in the performance of an audit or review of the financial statements of Ahold that are required to be publicly disclosed if it is reasonable to believe that such action would result in Ahold’s financial statements being materially misleading. Such action would include offering or paying bribes, providing an auditor with misleading legal analysis or threatening to cancel or cancelling existing audit or non-audit engagements.

7.	Government investigations

It is Ahold’s policy to fully co-operate with any government investigation. If an associate learns about a possible government investigation or inquiry, inform such associate’s direct supervisor or local Compliance Officer immediately. Ahold prohibits any associate from altering, destroying, mutilating or concealing a record, document or other object, or attempting to do so, with the intent to impair the object’s integrity or availability for use in an official preceding. Furthermore, Ahold prohibits any associate from otherwise obstructing, influencing or impeding any official proceeding or any attempts to do so.

8.	Preventing insider trading

The use of information not generally known to the public is unethical and illegal. Ahold associates and their family members may not execute transactions in Ahold securities, directly or indirectly, on the basis of material non-public information, nor disclose such information to others. Ahold has implemented a separate set of rules concerning inside information which are applicable to all Ahold associates world-wide working for Ahold, its companies and its joint venture partners. Trading on the basis of non-public information on other companies obtained by working at Ahold or based on (potential) transactions with Ahold is also prohibited.

Specific guidance on times when trading in Ahold securities is not permitted is provided to associates with information whose publication could reasonably be expected to be of potential influence on the price of Ahold securities.

9.	Protecting confidential information

Information on the company’s activities, strategies and business data is proprietary. Unauthorized disclosure could damage the company or give unfair advantage to others. Ahold expects its associates to respect and actively protect the confidentiality of business information.

10.	Ensuring open competition

Antitrust laws are aimed at preserving free and fair competition. Ahold companies comply strictly with the legal requirements of antitrust laws. This reflects our conviction that free and fair competition is essential to the welfare of the company, its customers and suppliers. Ahold supports appropriate legislation prohibiting restraints of trade, unfair practices or abuse of economic power. Ahold avoids such practices everywhere, including areas of the world where laws do not prohibit them. Ahold associates will not exchange information with competitors regarding prices or market share, and will refrain from exchanging other information that could be construed as a violation of antitrust laws.

11.	Keeping accurate records

The integrity and completeness of record keeping is not only Ahold policy but also law. Records should be maintained to comply with applicable statutory, regulatory or contractual requirements, as well as pursuant to prudent business practices. All of our financial transactions must be properly, accurately and fairly recorded. Management takes responsibility for the integrity of the records and uses internal and external auditors to assist in fulfilling that responsibility.

Preventing fraud is an important priority at Ahold, both to protect Ahold’s reputation and to prevent losses. Fraud is defined as committing illicit or illegal acts involving money and/or goods to achieve financial benefit, to benefit oneself or others, at a disadvantage to the company or others.

12.	Full and fair disclosure

Ahold is committed to full, fair, accurate, timely and understandable disclosure in reports and documents that Ahold files with, or submits to, the U.S. Securities and Exchange Commission and other regulatory authorities and in other public communications made by Ahold. Moreover, Ahold is committed to maintaining disclosure controls and procedures and internal financial controls and procedures that gather accurate information (financial and other) for public disclosure. This necessitates that the information that is supplied to Ahold’s management by associates be accurate, complete and not misleading. Therefore, each associate has a duty to comply with Ahold’s disclosure controls and procedures and financial controls and procedures so that complete and accurate information (financial and other) is reported to the Disclosure Committee to ensure full, fair, accurate, timely and understandable disclosure in Ahold’s public filings and other public communications.

All fraud should be reported immediately to management. In addition, all fraud involving senior executives, irrespective of the amount involved, or fraud in excess of EUR 25,000 should be reported to the responsible Liaison Officer in the Ahold Corporate Executive Board and the Senior Vice President Internal Audit.

13.	Reporting violations

We strive to create a culture based on trust and individual responsibility. Associates may, however, encounter unethical or illegal behavior within Ahold. We are committed to providing an anonymous and fair way for associates to report such behavior and any actual or suspected violations of applicable law, rules and regulations or of this Code of Professional Conduct and Ethics to the appropriate parties, as discussed below.

Associates should promptly report violations to their direct supervisor or a senior executive or, if necessary, anonymously. Many Ahold companies have already procedures in place to enable anonymous opportunities to report inappropriate behavior as well as procedures to effectively investigate the claim and, where necessary, take corrective action. In addition Ahold is developing a uniform whistleblower procedure that will be implemented and apply to all Ahold companies in the United States and Europe in the course of 2004.

Ahold prohibits retaliation, or knowingly taking any action with the intent to retaliate, against any associate who makes a report in good faith of the type described above or participates in an investigation of any such reports. All such reports by associates will be kept confidential and no associate making such a report in good faith will be discriminated against, in the terms and conditions of employment, as a result of having made the report. Retaliation against an individual for reporting in good faith any such actual or suspected violation or for participating in any such investigation is a serious violation of this Code of Professional Conduct and Ethics that will subject the violator to appropriate disciplinary action, including possible termination of employment.

14.	Frauds and Thefts:

It is Ahold’s policy to ensure that incidents of fraud and theft relating to Ahold are promptly investigated, reported and, where appropriate, prosecuted. Any suspected incident should be immediately reported to an associate’s direct supervisor or local Compliance Officer. The direct supervisor or local Compliance Officer will review the incident and advise regarding prosecution, if appropriate. No one may sign a criminal complaint on behalf of Ahold without prior written approval of the associate’s direct supervisor or local Compliance Officer. The direct supervisor or local Compliance Officer also has jurisdiction over related personnel actions and civil litigation.

15. Sexual and Other Forms of Unlawful Harassment:

Ahold will not tolerate sexual harassment, which involves the solicitation of sexual favors or the initiation of any unwelcome sexual advance by one associate toward another. Sexual harassment may also involve other sexually-related physical or verbal conduct, or the creation of a work environment that is hostile, intimidating or offensive to an individual or group because of gender. Ahold’s managers, supervisors and executives must be alert to the possible presence of sexual harassment in the workplace. Appropriate steps must be taken to prevent sexual harassment. Complaints about sexual harassment can be made to an associate’s direct supervisor or local Compliance Officer. Any complaints will be promptly, fairly and thoroughly investigated. Harassment, including threats, threatening behavior, intimidation, assaults and similar conduct, will not be tolerated by Ahold. Any threats or concerns about safety or the safety of others should be immediately reported to the associate’s supervisor or manager. Firearms are not permitted on any Ahold facility without prior written approval from the associate’s direct supervisor or local Compliance Officer.

16.	Outside Employment and Other Activities:

Ahold recognizes that associates have many activities outside of work and it encourages the involvement of associates in their local communities. This Code of Professional Conduct and Ethics permits associates to engage in legitimate and lawful activities outside of Ahold, including outside employment, provided that the following conditions are satisfied:

•	the activity will not adversely affect the associate’s performance of his or her duties and responsibilities at work and will be conducted outside of regular work hours;
•	if the activity is of a nature that could present the potential for a conflict of interest, as described above, approval of the associate’s direct supervisor or local Compliance Officer must be obtained;
•	if the activity involves outside employment, the employment cannot be with or for the benefit of any organization, or any entity that is part of an organization, that competes with Ahold;
•	if the activity involves outside employment, it must be disclosed to Ahold; and
•	if the outside activity is membership on the Board of Directors of a for-profit organization, prior authorization must be obtained from the local Compliance Officer.

17.	Interests in Other Firms or Companies:

Conflicts of interest may arise when associates or their family members have a financial or management interest in a firm or company that supplies products or services to Ahold. Ahold must be made aware of any situation in which associates or their family members have a financial or other interest in businesses that do business with Ahold. If associates or their family members serve as an associate or have an investment in such a business, these relationships must be reported to the local Compliance Officer.

With respect to publicly-held companies that provide products or services to, or compete with, Ahold, an associate should advise the associate’s direct supervisor or the local Compliance Officer if the associate, or his or her family members, serve as part of management or on the Board of Directors of such a company or work in areas of that company that directly interface with Ahold. Ownership interests in such publicly-held companies must be reported if the ownership interest of the Associate, when added to the ownership interest of the associate’s family members, equals or exceeds one percent of the outstanding voting stock of the company.

18.	Corporate Opportunities:

Associates are prohibited from (i) taking for themselves personally opportunities that are discovered through the use of Ahold’s property or information or the associate’s position, (ii) using Ahold’s property or information or the associate’s position for personal gain and (iii) competing with Ahold. Associates have a duty to Ahold to advance its legitimate interests when the opportunity to do so arises.

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